

December 28, 2010

Zhan Youdai, Chief Executive Officer
SMSA Palestine Acquisition Corp.
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

   Re: **SMSA Palestine Acquisition Corp.**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed December 10, 2010
       File No. 333-169486
       Form 10-Q/A for Fiscal Quarter Ended September 30, 2010
       Filed December 10, 2010
       Form 8-K/A filed December 10, 2010
       File No. 000-53343

Dear Mr. Youdai:

   We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 8

1. We read your responses to comments four though nine in your correspondence dated December 10, 2010. We acknowledge your response that your CFO has subscribed to Accounting Research Manager and will complete relevant U.S. disclosure checklists. However, based on your response, it does not appear that you have accounting personnel with sufficient experience to prepare financial statements in accordance with U.S. GAAP. Therefore, please amend your Form S-1 to provide a risk factor that includes clear

disclosure that you do not have accounting personnel with sufficient experience in preparing financial statements in U.S. GAAP.

Our Business, page 23

2. We note your supplemental response to comment 12 of our letter dated November 23, 2010. In light of your application for Green Food certification having not been approved since April and May 2010, please revise your registration statement as appropriate to disclose the average length of time required to obtain Green Food certification and, to the extent material, any risk relating to your business from significant delays or a failure to obtain such certification.

3. Please clarify the meaning of the phrase "as a sample testing" in the second paragraph of page 30.

4. We reissue comment 16 of our letter dated November 23, 2010 in part. Please revise as appropriate under Research & Development on page 30 to disclose the uncertainty regarding your jointly developed intellectual property rights with Fujian Agricultural and Forestry University. Furthermore, clarify how the jointly owned patent rights with Fuzhou University will be administered, or disclose any uncertainty in that regard.

5. In this regard, and in light of the substantial reliance of your research and development activities on your relationships with the institutions described in the comment above, consider adding risk factor disclosure concerning the uncertainty of your intellectual property rights under these research and development agreements.

6. We reissue comment 20 of our letter dated November 23, 2010 in part. We note your added disclosure relating to your existing relationships with several major retailers. However, it remains unclear what the "ongoing negotiations" you refer to in the second paragraph on page 32 relate to and if those negotiations are being conducted with the identified retailers or other retailers.

7. Please revise the second paragraph on page 32 and elsewhere as appropriate to disclose the percentage of your overall sales derived from the identified major retailers.

8. We note your supplemental response to comment 22 of our letter dated November 23, 2010 and reissue that comment in part. Please revise your disclosure under Competition on page 33-34 to include the basis for your conclusion that you compete favorably in the various competitive factors discussed in this section. For example, provide details on formal or informal market research and what data or studies, if any, management used to come to the determinations discussed in your supplemental response.

Corporate Structure and History, page 39
Our Corporate History, page 39

9. We note your added disclosure in the fifth paragraph of page 40 regarding the agreement by Misaky to acquire 100% of the equity interest in the "Company" on April 13, 2010. It appears you are to your subsidiary Fujian Yada rather than SMSA Palestine. Please revise to clarify the reference to the "Company" throughout this section as appropriate.

10. In this regard, please also revise to clarify the arrangement whereby Misaky was "wholly owned by Zhan Youdai through a trust agreement with Cai Yang Bo". Please also address and clarify the similar arrangement with Sino Oriental.

11. We note your response to comment 25. Please revise to address additional disclosure noted on page F-81 regarding the change in group structure for the purpose of the share exchange. Please indicate that "Before the acquisition by the company completed on August 20, 2010, Sino Oriental was wholly owned by Mr. Zhan through a trust agreement with Cai Yang Bo and other shareholders. The sole director of Sino Oriental is Mr. Zhan. Sino is an investment holding company without any other business activities and only holds 100% equity interest in Misaky." Also disclose that "Upon the completion of Reorganization on July 2, 2010, Fujian Yada and Misaky became the wholly owned subsidiaries of the Sino Oriental. Before and immediately after the completion of Reorganization, Fujian Yada, Misaky and Sino Oriental are under the common control of Mr. Zhan and his spouse, Liufeng Zhou."

12. We note that you refer to Cai Yang Bo also as Cai Yangbo. Please revise to use a consistent name.

13. Please add a subsection to your disclosure in this section to address the changes in the corporate structure of your subsidiaries prior to the exchange agreement, as discussed on page F-7 under Reorganization.

Management's Discussion and Analysis, page 41

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009, page 43

14. Please revise your discussion under Gross Profit and Gross Margin on page 44 and page 46 to individually quantify the gross margins of bamboo wood and high PH bamboo shoots and their effect on the overall gross margins of your business.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008, page 47

15. We reissue comment 27 of our letter dated November 23, 2010 in part. It is unclear how you intend to use the term "export sales prices" in the fourth sentence under Gross Profit and Gross Margin on page 48. For example, we note you refer to export sales prices for both China and Japan.

16. In this regard, please quantify the individual impact of increases in average sales prices in China and Japan in your discussion of Net Sales and Gross Profit and Gross Margin, and elsewhere as applicable.

Cash Flows from Financing Activities, page 50

17. We reissue comment 29 of our letter dated November 23, 2010 in part. Please also revise to address the effect compliance with the various financing agreements and their covenants will have on your liquidity and capital resources, rather than just the failure to comply with such covenants. For example, discuss any restrictions on borrowing, asset sales or other similar covenants contained in such agreements.

18. We note your response to comment 30 that "to our knowledge, the Company and its subsidiaries have been in compliance with the covenants in the agreements." The company is in the position to know whether it or its subsidiaries are in compliance with the covenants. Revise to delete the phrase "to our knowledge" from your disclosure on page 48 and page 52. Additionally, please indicate whether the company and its subsidiaries are in compliance with the covenants as of September 30, 2010.

Executive Compensation, page 61

19. Please provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan and Mr. Zhang. In this regard, confirm whether the salaries provided are the aggregate salaries for the entire year indicated. Also confirm that Mr. Zhang does not have an employment agreement. Further, briefly clarify the reasons for the changes in salaries for these two individuals over the years indicated in your Summary Compensation Table. Finally, we note that Mr. Zhang is "vice general manager" for your operating subsidiary. Please confirm that there is no "general manager" that should be disclosed here.

Employment Agreements, page 61

20. Please disclose the material terms of the proposed option agreement with Mr. Tsang briefly discussed in the second paragraph of this section.

Transactions with Related Persons, page 63

21. We note your response and reissue comment 36 of our letter dated November 23, 2010 in part. Please confirm that, in addition to the $120,000 threshold, you have made the determination that no disclosure is required based on the one percent total assets threshold provided in Item 404(d)(1) of Regulation S-K. Furthermore, given your determination in the Form 10-K that this was a related party transaction, to the extent you no longer believe it qualifies as such, provide a more detailed explanation of your reasoning and the facts involved.

Annual Financial Statements

22. When financial statements are presented for a period that includes the date of a reverse merger, the historical financial statements of the operating company or accounting acquirer, revised retroactively to give effect to the merger, become the historical financial statements of the post-merger company. Accordingly, the financial statements of Fujian Yada as of and for the years ended December 31, 2009 and 2008 must be restated on a retroactive basis to give effect to the reorganization with Sino Oriental and Misaky as well as the reverse merger with SMSA Palestine Acquisition Corp. In addition, the audit report for these financial statements must be redated or dual-dated to a date subsequent to the consummation date of the reverse merger to give effect to the additional work performed with respect to restating the financial statements. Please revise.

23. The shell company financial statements presented beginning on page F-29 should be deleted because they are no longer the historical financial statements of SMSA Palestine Acquisition Corp. The pro forma financial statements should be deleted as well. Please revise.

Exhibits

24. Please file the employment agreements with Mr. Zhan and Mr. Tsang with the next amendment to your registration statement.

Exhibit 5.1 – Legality Opinion

25. Please revise your opinion to include your counsel's determination that the securities covered by the opinion are "duly authorized."

Form 8-K/A filed December 10, 2010

26. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

Form 10-Q for Fiscal Quarter Ended September 30, 2010
Management's Discussion and Analysis
Liquidity and Capital Resources, page 27

27. We read your response and noted your added disclosure in response to our prior comments 50 and 51; however, in view of your response to our prior comment 45, that you consider receivables due upon delivery; please explain why payments for your sales to new customers in the third quarter of 2010 were not due at September 30, 2010.

Item 4. Controls and Procedures
Disclosure Controls and Procedures, page 30

28. We read your responses to comments four though nine dated December 10, 2010. We acknowledge your response that your CFO has subscribed to Accounting Research Manager and will complete relevant U.S. disclosure checklists. However, based on your response, we are unable to concur with your conclusion that your disclosure controls and procedures are effective as of September 30, 2010. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your disclosure controls and procedures. Accordingly, please tell us the basis for the officers' conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: James A. Mercer III, Esq.
        Lian "William" Zheng, Esq.
        Fax: (858) 523-6705